January 10, 2013

Jay Ingram, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Top to Bottom Pressure Washing, Inc.

Registration Statement on Form S-1

Filed November 28, 2012

File No. 333-185174

 General

1.

After reading comment 1, we believe that there are several issues that need to be addressed and we will address each individually.

We notice your referral to the Securities Act Release No. 33-6932 (April 28, 1992). We went to the Code of Federal Regulations at 17 CFR 230.419 et. seq. §230.419 offerings by blank check companies, (a) Scope of the rule and definitions provides as follows:

(1)

The provisions of this section shall apply to every registration statement filed under the Act relating to an offering by a blank check company.

(2)  For purposes of this section, the term “blank check company” shall mean a company that:

(i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii) Is issuing “penny stock,” as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934 (“Exchange Act”).

(3)

 For purposes of this section, the term “purchaser” shall mean any person acquiring securities directly or indirectly in the offering, for cash or otherwise, including promoters or others receiving securities as compensation in connection with the offering.

The definitions specifically provide that a blank check company shall meet ALL of the requirements as set forth in the above. Top To Bottom Pressure Washing, Inc. is not offering any shares for sale in the registration statement on Form S-1 that was filed on November 28, 2012. As a result of the lack of an offering in the S-1 registration statement we do not believe that we are governed by 17 CFR 230.419, §230.419 et seq.

6371 Business Blvd., Suite 200, Sarasota, FL  34240 | M. 941.926.9700 P. 941.907.8481 F. 888.865.6949  Top2BottomPressureWashing@gmail.com

January 10, 2013

Under §230.419 (a)(2)(i) a development stage company must have no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. We have specifically defined our business plan in detail in our S-1 Registration Statement and we have not stated that we are planning to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

The Securities and Exchange Commission Release No. 434-65034 specifically addresses a “Reverse Merger” with a Shell Company. A Shell Company as defined in Rule 12b-2 under the Exchange Act as a company that has no or nominal operations and either no or nominal assets consisting of cash and cash equivalence or assets consisting of any amount of cash and cash equivalence and nominal other assets.

Top To Bottom Pressure Washing, Inc. has been in operation since 2006 and due to present managements business plan sales are increasing as well as the customer base. All of the equipment owned by the company is free of any liens or encumbrances and is fully depreciated. All equipment is maintained in excellent working order and all equipment is actively used in generating the revenue of the business. All of the revenues and expenses are related and are within industry standards for our industry. The company pays its President as a regular employee and continues to utilize independent contractors to sustain the ongoing operations of the company. The company has not been without material business operations since its inception.

Based on the above facts we do not believe that Top To Bottom Pressure Washing, Inc. is a Blank Check or Shell Company as defined in the Securities Act of 1933, as amended and the Securities and Exchange Act of 1934.

Finally we believe your characterization of Michael J. Daniels’ “track record” is presumptuous. Mr. Daniels is currently Secretary of ChinAmerica Movie Entertainment Media Company f/k/a Court Document Services, Inc. The business plan for Court Document Services, Inc. was in fact being implemented.  Management had increased revenues while decreasing expenses leading to a small profit.  Changes to advertising and the method of operation clearly indicated that management was implementing changes to advance the business model of the business.  Unfortunately, management  determined that the independent contractors utilized by the company were, without company knowledge, pushing the boundary of “unauthorized practice of law.”  Considering the consequences from these potentially unauthorized actions, the Board of Directors decided that in the best interest of the company and its shareholders to discontinue the present business model and look for alternatives to preserve or increase shareholder value. As a result of Mr. Daniels extensive contacts in both the United States and the People’s Republic of China, the company had an opportunity to change its business direction while preserving shareholder value. In consideration of the fiduciary responsibilities and duties both to the company and the shareholders, the change of business direction was completed.

Mr. Daniels was the Secretary, Treasurer, Chief Executive Officer and Chairman of the Board of Directors of Quality Wallbeds, Inc. On December 15, 2012, Mr. Daniels resigned his positions within the company Quality Wallbeds, Inc. so that new management could move the company forward. Effective the same date as Mr. Daniels resignation, the name of the company was changed to Sichuan Leaders Petrochemical Company.  Quality Wallbeds, Inc. HAS NOT ceased operations. The company has filed a fictitious name registration to continue the Quality Wallbed business segment under the name Quality WallBeds, Inc.  The company, through its wallbed business segment, continues to be fully operational, generating appropriate revenue and expenses, and increased its profitability through better advertising and

January 10, 2013

control of expenses.  The wallbed business was moved into a larger free standing building increasing its visibility and customer access.  These are all clear indications that the business plan is being moved forward.

It was a direct result of Mr. Daniels trip to the People’s Republic of China in early December that resulted in the name change. Mr. Daniels was in China sourcing manufacturers of steel assemblies utilized in the construction and installation of wallbeds when he was presented with an opportunity to expand the operations of Quality Wallbeds into the petrochemical industry. At no time prior to Mr. Daniels trip was there any prior discussion with any other party regarding a potential merger, acquisition or business consolidation.  Mr. Daniels is always seeking ways to increase shareholder value.  Is that wrong?

Based on the foregoing we do not believe that we should be filing as a “Blank Check” company under Rule 419 Section (a)(2).

Prospectus Outside Front Cover Page

2.

We have amended our document accordingly.

3.

We have amended our document accordingly.

Because we can issue additional shares of common stock…, page I-8

4.

We have amended our document accordingly.

Since our Secretary/Treasurer, Michael J. Daniels is also our Chief Financial Officer and controlling shareholder…, page I-8

5.

We have amended our document accordingly.

6.

We have amended our document accordingly.  We apologize for the error, that information was never intended to be in the document.

At the present time our Officers and Directors provide their services on an unpaid business…, page I-8.

7.

We have amended our disclosure per your comment.

Selling Security Holders, page I-10

8.

We amended our disclosure per your comment.

Plan of Distribution, page I-12

9.

We have amended our disclosure per your comment.

Preferred Stock, page I-15

10.

We have amended our disclosure to the most recent date practicable.

January 10, 2013

Results of Operations, Page I-20

11.

We have expanded our analysis on our results of operations.

Description of Property, page I-22

12.

We apologize for the error.  We have amended our disclosure.

Audit Committee, page I-22

13.

We have amended our disclosure per your comment.

Market for Common Equity and Related Stockholder Matters, page I-22

14.

We have amended our disclosure to the most recent date practicable.

Executive Compensation, page I-23; Compensation of Directors, page I-25

15.

We apologize and have amended our disclosure per your comment.

Legal Matters, page I-26

16.

We have amended our disclosure per your comment

Where You Can Find Further Information, page I-27

17.

We have amended our document accordingly.

Note 5 - Income Taxes, page F-10

18.

We have amended our document accordingly.

Signatures, page II-3

19.

We apologize for the omission.  We have amended our disclosure.

Sincerely,

/s/Douglas P Zolla

President